UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.06 par value

(Title of Class of Securities)

150602605

(CUSIP Number)

Ewing Morris & Co. Investment Partners Ltd.

1407 Yonge Street, Suite 500

Toronto, Ontario M4T 1Y7

with a copy to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS GENPAR HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS & CO. INVESTMENT PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

11

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

JOHN EWING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

DARCY MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 150602605

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Prior to filing the Schedule 13D, the Reporting Persons (defined below) had relied on Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that a Schedule 13G shall be filed within 45 days after the end of the calendar year in which the person became obligated under Rule 13d-1(b). The Reporting Persons became obligated to file the Schedule 13D upon a change of its investment intent as of the date noted on the cover page hereto and as set forth more specifically under Item 4 below.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.06 par value (the “Shares”), of Cedar Realty Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 44 South Bayles Avenue, Port Washington, New York 11050.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Ewing Morris-RE LP, a Canadian limited partnership (“Ewing Morris”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ewing Morris-RE GP Inc., a Canadian corporation (“Ewing Morris GP”), as the general partner of Ewing Morris;
(iii)	Ewing Morris Opportunities Fund LP, a Canadian limited partnership (“EM Opportunities”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ewing Morris Opportunities GenPar Ltd., a Canadian limited company (“EM Opportunities GP”), as the general partner of EM Opportunities;
(v)	Ewing Morris Small Cap Fund LP, a Canadian limited partnership (“EM Small Cap”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ewing Morris Small Cap GenPar Ltd., a Canadian limited company (“EM Small Cap GP”), as the general partner of EM Small Cap;
(vii)	Broadview Dark Horse LP, a Canadian limited partnership (“Dark Horse”), with respect to the Shares directly and beneficially owned by it;
(viii)	Broadview Dark Horse GP Inc., a Canadian corporation (“Dark Horse GP”), as the general partner of Dark Horse;
(ix)	Ewing Morris GenPar Holdings Ltd., a Canadian limited company (“EM Holdings”), as the sole stockholder of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP and Dark Horse GP;
(x)	Ewing Morris & Co. Investment Partners Ltd. (“Ewing Morris”), as the investment manager of each of EM Opportunities, EM Small Cap, Dark Horse and EM RE and certain separately managed accounts (the “Ewing Morris Accounts”);
14

CUSIP No. 150602605

(xi)	John Ewing, as Co-President and Chief Investment Officer of EM Partners; and
(xii)	Darcy Morris, as Co-President and Chief Executive Officer of EM Partners and as a nominee for the Board of Directors of the Issuer (the “Board”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment and principal business address of the executive officers and directors of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP, Dark Horse GP, EM Holdings and EM Partners. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Ewing Morris, Ewing Morris GP, EM Opportunities, EM Opportunities GP, EM Small Cap, EM Small Cap GP, Dark Horse, Dark Horse GP, EM Holdings and EM Partners is 1407 Yonge Street, Suite 500, Toronto, Ontario M4T 1Y7.

(c)       The principal business of each of Ewing Morris, EM Opportunities, EM Small Cap and Dark Horse is investing in securities. The principal business of Ewing Morris GP is serving as the general partner of Ewing Morris. The principal business of EM Opportunities GP is serving as the general partner of EM Opportunities. The principal business of EM Small Cap GP is serving as the general partner of EM Small Cap. The principal business of Dark Horse GP is serving as the general partner of Dark Horse. The principal business of EM Holdings is serving as the sole stockholder of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP and Dark Horse GP. EM Partners provides investment advisory and management services and acts as the investment manager of Ewing Morris, EM Opportunities, EM Small Cap, Dark Horse and to the Ewing Morris Accounts. Mr. Ewing serves as Co-President and Chief Investment Officer of EM Partners. Mr. Morris serves as Co-President and Chief Executive Officer of EM Partners.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of the persons listed on Schedule A is set forth therein.

15

CUSIP No. 150602605

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Ewing Morris, EM Opportunities, EM Small Cap and Dark Horse and held in the Ewing Morris Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 579,022 Shares beneficially owned by Ewing Morris is approximately $5,923,938, including brokerage commissions. The aggregate purchase price of the 244,306 Shares beneficially owned by EM Opportunities is approximately $2,012,621, including brokerage commissions. The aggregate purchase price of the 46,119 Shares beneficially owned by EM Small Cap is approximately $388,641, including brokerage commissions. The aggregate purchase price of the 116,013 Shares beneficially owned by Dark Horse is approximately $929,426, including brokerage commissions. The aggregate purchase price of the 117,817 Shares held in the Ewing Morris Accounts is approximately $1,231,088, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 25, 2021, Ewing Morris delivered a letter to the Issuer nominating Darcy Morris, EM Partner’s Co-President and Chief Executive Officer, for election to the Board at the Issuer’s 2021 annual meeting of shareholders.

The Reporting Persons are engaging in a dialogue with the Issuer’s Board of Directors (the “Board”) and/or management about numerous operational and strategic opportunities to maximize shareholder value. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, potential changes in the Issuer’s operations, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, or strategy and plans. The Reporting Persons are communicating with the Issuer's management and Board about the foregoing and a broad range of operational and strategic matters and may communicate with other shareholders or third parties.  The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

16

CUSIP No. 150602605

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,569,329 Shares outstanding as of February 1, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2021.

A.	Ewing Morris
(a)	As of the close of business on February 25, 2021, Ewing Morris beneficially owned 579,022 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 579,022
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 579,022
4. Shared power to dispose or direct the disposition: 0

B.	Ewing Morris GP
(a)	Ewing Morris GP, as the general partner of Ewing Morris, may be deemed the beneficial owner of the 579,022 Shares owned by Ewing Morris.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 579,022
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 579,022
4. Shared power to dispose or direct the disposition: 0
C.	EM Opportunities
(a)	As of the close of business on February 25, 2021, EM Opportunities beneficially owned 244,306 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 244,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 244,306
4. Shared power to dispose or direct the disposition: 0

17

CUSIP No. 150602605

D.	EM Opportunities GP
(a)	EM Opportunities GP, as the general partner of EM Opportunities, may be deemed the beneficial owner of the 244,306 Shares owned by EM Opportunities.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 244,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 244,306
4. Shared power to dispose or direct the disposition: 0

E.	EM Small Cap
(a)	As of the close of business on February 25, 2021, EM Small Cap beneficially owned 46,119 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,119
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,119
4. Shared power to dispose or direct the disposition: 0

F.	EM Small Cap GP
(a)	EM Small Cap GP, as the general partner of EM Small Cap, may be deemed the beneficial owner of the 46,119 Shares owned by EM Small Cap.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,119
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,119
4. Shared power to dispose or direct the disposition: 0

G.	Dark Horse
(a)	As of the close of business on February 25, 2021, Dark Horse beneficially owned 116,013 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 116,013
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,013
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. 150602605

H.	Dark Horse GP
(a)	Dark Horse GP, as the general partner of Dark Horse, may be deemed the beneficial owner of the 116,013 Shares owned by Dark Horse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 116,013
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,013
4. Shared power to dispose or direct the disposition: 0
I.	EM Holdings
(a)	EM Holdings, as the sole stockholder of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP and Dark Horse GP, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap and (iv) 116,013 Shares owned by Dark Horse.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,103,277
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,103,277
4. Shared power to dispose or direct the disposition: 0

J.	EM Partners
(a)	As of the close of business on February 25, 2021, 117,817 Shares were held in the Ewing Morris Accounts. Ewing Morris, as the investment manager of Ewing Morris, EM Opportunities, EM Small Cap, Dark Horse and the Ewing Morris Accounts, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,103,277
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,103,277
4. Shared power to dispose or direct the disposition: 0

K.	Mr. Ewing
(a)	Mr. Ewing, as Co-President and Chief Investment Officer of EM Partners, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.

Percentage: Approximately 8.1%

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CUSIP No. 150602605

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,277
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,277

L.	Mr. Morris
(a)	Mr. Morris, as Co-President and Chief Executive Officer of EM Partners, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,277
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,277

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 26, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated February 26, 2021.

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CUSIP No. 150602605

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

Ewing Morris-RE LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris-RE GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris Opportunities Fund LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Opportunities GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

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CUSIP No. 150602605

Ewing Morris Small Cap LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Small Cap GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Broadview Dark Horse LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Broadview Dark Horse GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris GenPar Holdings Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

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CUSIP No. 150602605

Ewing Morris & Co. Investment Partners Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

/s/ John Ewing
JOHN EWING

/s/ Darcy Morris
DARCY MORRIS

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CUSIP No. 150602605

SCHEDULE A

Directors and Officers of Ewing Morris & Co. Investment Partners Ltd.[1]

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Ewing Director and Officer	Co-President and Chief Investment Officer	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

Darcy Morris Director and Officer	Co-President and Chief Executive Officer	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

Martin Connell Director and Officer	Chairman	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

Anthony Hammill Director	Company Director	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

John MacIntyre Director	Company Director	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

Breann Kirincich Director and Officer	Chief Compliance Officer, Chief Operating Officer and Corporate Secretary	1407 Yonge Street, Suite 500 Toronto ON, M4T 1Y7	Canada

[1] The persons listed herein, other than Messrs. Hammill and MacIntyre, also comprise the directors and officers of each of Ewing Morris-RE GP Inc., Ewing Morris Opportunities GenPar Ltd., Ewing Morris Small Cap GenPar Ltd., Broadview Dark Horse GP Inc. and Ewing Morris GenPar Holdings Ltd.

CUSIP No. 150602605

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ewing Morris-RE LP

Purchase of Common Stock	7,433	9.3803	12/24/2020
Purchase of Common Stock	33,750	9.8014	12/28/2020
Purchase of Common Stock	125,000	9.9991	12/29/2020
Purchase of Common Stock	50,000	10.0950	12/30/2020
Purchase of Common Stock	34,575	9.6640	01/04/2021
Purchase of Common Stock	25,050	9.8205	01/05/2021
Purchase of Common Stock	58,015	10.1343	01/06/2021
Purchase of Common Stock	84,743	10.0803	01/07/2021
Purchase of Common Stock	14,213	9.7080	01/08/2021
Purchase of Common Stock	13,556	9.4302	01/11/2021
Purchase of Common Stock	6,406	9.8157	01/12/2021
Purchase of Common Stock	2,398	10.0588	01/13/2021
Purchase of Common Stock	9,500	10.8452	01/15/2021
Purchase of Common Stock	54,895	11.0658	01/19/2021
Purchase of Common Stock	6,424	11.3162	01/20/2021
Purchase of Common Stock	10,365	11.2272	01/21/2021
Purchase of Common Stock	1,840	11.1530	01/22/2021
Purchase of Common Stock	19,015	11.3042	01/26/2021
Purchase of Common Stock	4,794	11.2915	01/27/2021
Purchase of Common Stock	3,500	11.2222	01/29/2021
Purchase of Common Stock	13,550	11.9369	02/09/2021

Ewing Morris & Co. Investment Partners Ltd.

(through the Ewing Morris Accounts)

Purchase of Common Stock	3,500	11.2222	01/29/2021
Purchase of Common Stock	6,257	10.9829	02/02/2021
Purchase of Common Stock	6,258	10.9829	02/02/2021
Purchase of Common Stock	4,278	11.4646	02/03/2021
Purchase of Common Stock	4,277	11.4646	02/03/2021
Purchase of Common Stock	9,586	12.0301	02/04/2021
Purchase of Common Stock	10,414	12.0301	02/04/2021
Purchase of Common Stock	12,266	11.9431	02/05/2021
Purchase of Common Stock	12,734	11.9431	02/05/2021
Purchase of Common Stock	1,450	11.9369	02/09/2021
Purchase of Common Stock	1,500	11.9369	02/09/2021